UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 15, 2011

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Chatter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes   ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated November 14, 2011 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the third quarter of 2011. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three month and nine month periods ended September 30, 2011.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: November 15, 2011	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

3

Exhibit I

Investor and Media Contacts:

The IGB Group

Michael Cimini

212-477-8261

Global Ship Lease Reports Results for the Third Quarter of 2011

LONDON, ENGLAND—November 14, 2011—Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, announced today its unaudited results for the three and nine months ended September 30, 2011.

Third Quarter and Year To Date Highlights

•

Reported revenue of $38.7 million for the third quarter 2011, down from $40.0 million for the third quarter 2010 due mainly to 58 days offhire in third quarter 2011 for planned drydockings. Revenue for the nine months ended September 30, 2011 was $116.6 million compared to $118.8 million for the nine months ended September 30, 2010 due to 88 days offhire in 2011 for planned drydockings

•

Reported net loss of $0.9 million for the third quarter 2011, after $6.1 million non-cash interest rate derivative mark-to-market loss. For the third quarter 2010 the reported net loss was $3.5 million, after $9.7 million non-cash mark-to-market loss. Excluding the mark-to-market items, normalized net income(1) was $5.2 million for the third quarter 2011 compared to normalized net income of $6.2 million for the third quarter 2010

•

For the nine months ended September 30, 2011 the reported net loss was $1.8 million, after $13.6 million non-cash impairment charge relating to the fair value of purchase options and $4.9 million mark-to-market loss. The reported net loss of $5.2 million for the nine months ended September 30, 2010 was after a mark-to-market loss of $27.0 million. Normalized net income for the nine months ended September 30, 2011 was $16.8 million compared to $21.8 million for the nine months ended September 30, 2010

•

Generated $25.2 million EBITDA(1) for the third quarter 2011, down on $26.8 million for the third quarter 2010 due mainly to reduced revenue and increased costs as a result of planned drydockings. EBITDA for the nine months ended September 30, 2011 was $77.1 million, compared to $82.5 million for the nine months ended September 30, 2010 due mainly to planned drydockings in 2011 and increased crew costs

•	Repaid $10.0 million in debt during the third quarter of 2011; repaid $33.9 million year-to-date and $100.1 million since August 2009

•	Purchase options on two 4,250 TEU newbuildings were allowed to expire

Ian Webber, Chief Executive Officer of Global Ship Lease, stated, “Third quarter results once again demonstrated the strength of our business model in generating sizeable, stable cash flows. With our fleet of 17 vessels operating on long-term fixed rate charters and utilization levels high, we achieved EBITDA of $25.2 million for the quarter, despite the challenging economic environment and four vessels being in drydock during the quarter. Given our fully time-chartered fleet has a weighted average remaining term of 8.6 years providing contracted revenue stream of over $1.2 billion, we maintain a positive long-term outlook on our future business prospects.”

Mr. Webber continued, “During a time in which we have no purchase obligations, we continue to take steps to strengthen our balance sheet for the benefit of our shareholders. We reduced our debt by an additional $10 million in the third quarter for total repayments of $33.9 million year-to-date and $100.1 million since August 2009. As a result of the downturn in the containership market and decline in asset values, we have initiated discussions with our bank group to amend our credit facility in anticipation of the upcoming loan-to-value test on November 30, 2011. We have made good progress in our discussions and expect to have an agreement in place by the time of the test.”

SELECTED FINANCIAL DATA—UNAUDITED

(thousands of U.S. dollars)

	Three months ended September 30, 2011	Three months ended September 30, 2010	Nine months ended September 30, 2011	Nine months ended September 30, 2010

Revenue	38,676	40,040	116,554	118,802
Operating Income	15,046	16,703	33,424	52,546
Net (Loss)	(935)	(3,526)	(1,789)	(5,198)
EBITDA (1)	25,163	26,803	77,124	82,501
Normalised Net Income (1)	5,155	6,173	16,786	21,834

(1)	EBITDA and Normalized net income are non-US Generally Accepted Accounting Principles (US GAAP) measures, as explained further in this press release, and are considered by Global Ship Lease to be useful measures of its performance. Reconciliations of such non-GAAP measures to the interim unaudited financial information are provided in this Earnings Release.

Revenue and Utilization

The 17 vessel fleet generated revenue from fixed rate long-term time charters of $38.7 million in the three months ended September 30, 2011, down $1.3 million on revenue of $40.0 million for the comparative period in 2010. The decrease in revenue is due mainly to 58 days offhire for planned dry-docking of four vessels. During the three months ended September 30, 2011, there were 1,564 ownership days, the same as the comparable period in 2010. The 58 days offhire for dry-dockings and one unplanned offhire day in the three months ended September 30, 2011, gives a utilization of 96.2%. In the comparable period of 2010, there was no off-hire, for utilization of 100.0%.

For the nine months ended September 30, 2011, revenue was $116.6 million, down $2.2 million on revenue of $118.8 million in the comparative period, mainly due to the effect of 88 days offhire for drydockings.

The table below shows fleet utilization for the three and nine months ended September 30, 2011 and 2010 and for the year ended December 31, 2010.

	Three months ended		Nine months ended		Year ended
Days	Sept 30, 2011	Sept 30, 2010	Sept 30, 2011	Sept 30, 2010	Dec 31, 2010

Ownership days	1,564	1,564	4,641	4,641	6,205

Planned offhire – scheduled drydock	(58)	0	(88)	0	0

Unplanned offhire	(1)	0	(6)	(2)	(3)

Operating days	1,505	1,564	4,547	4,639	6,202

Utilization	96.2%	100.0%	98.0%	100.0%	100.0%

The drydocking of six vessels had been completed by September 30, 2011. The drydocking of one further vessel is scheduled to commence late December 2011. In 2012, six vessels are scheduled to be drydocked. Two drydockings are scheduled for each of 2013 and 2014.

Vessel Operating Expenses

Vessel operating expenses, which include costs of crew, lubricating oil, spares and insurance, were $11.8 million for the three months ended September 30, 2011. The average cost per ownership day was $7,513, up $322 or 4.5% on $7,191 for the rolling four quarters ended June 30, 2011. The increase is due to increased crew wages, mainly from the third quarter 2010, as a result of inflation and adverse exchange rate movements as a portion of crew costs are denominated in euros, together with higher insurance deductibles and costs expensed in the three months ended September 30, 2011 relating to the drydockings. The third quarter 2011 average daily cost was up 7.45% from the average daily cost of $6,992 for the comparative period in 2010 due to higher insurance deductibles and costs incurred in connection with drydocking in third quarter 2011.

For the nine months ended September 30, 2011 vessel operating expenses were $34.0 million or an average of $7,337 per day compared to $30.7 million in the comparative period or $6,612 per day.

Depreciation

Depreciation of $10.1 million for the three months ended September 30, 2011 was the same as in the comparative period in 2010 as there were no changes to the fleet.

Depreciation for the nine months ended September 30, 2011 was $30.1 million, compared to $30.0 million in the comparative period.

General and Administrative Costs

General and administrative costs incurred were $1.8 million in the three months ended September 30, 2011, compared to $1.9 million for the comparable period in 2010.

For the nine months ended September 30, 2011, general and administrative costs were $5.6 million compared to $5.8 million for the comparable period in 2010.

Vessel Purchase Options Expiration

In November 2010, the Company signed agreements with the sellers of two 4,250 TEU newbuildings to (i) terminate the Company’s obligations under contracts entered into in September 2008 to purchase the vessels on their delivery to the sellers by the builder, which was anticipated to be at the end of 2010 and (ii) grant the Company options to purchase the vessels on the first anniversary of their delivery by the builder to the sellers. The purchase of these vessels was always predicated on achieving a strong return for shareholders by acquiring the vessels, which had time charters attached, at an attractive price and with financing on favorable terms. As the Company considered it unlikely that it would be able to obtain committed finance on acceptable terms before the expiry of the options on September 16, 2011 for one vessel and October 4, 2011 for the other, intangible assets totaling $13.6 million relating to these options were written off in the second quarter 2011. Both purchase options were allowed to expire.

Other operating income

Other operating income in the three months ended September 30, 2011 was $0.0 million, compared to a loss of $0.4 million in the comparative period.

For the nine months ended September 30, 2011, other operating income was $0.2 million, the same as in the comparative period.

EBITDA

As a result of the above, EBITDA was $25.2 million for the three months ended September 30, 2011 down from $26.8 million for the three months ended September 30, 2010.

EBITDA for the nine months to September 30, 2011 was $77.1 million compared to $82.5 million in the comparative period.

Interest Expense

Interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, for the three months ended September 30, 2011 was $4.8 million. The Company’s borrowings under its credit facility averaged $509.0 million during the three months ended September 30, 2011. There were $48.0 million preferred shares throughout the period giving total average borrowings through the three months ended September 30, 2011 of $557.0 million. Interest expense in the comparative period in 2010 was $6.0 million on average borrowings, including the preferred shares, of $601.1 million.

For the nine months ended September 30, 2011, interest expense, excluding the effect of interest rate derivatives which do not qualify for hedge accounting, was $15.4 million. The Company’s borrowings under its credit facility averaged $520.1 million during the nine months to September 30, 2011. There were $48.0 million preferred shares throughout the period. Interest expense for the nine months ended September 30, 2010 was $17.9 million based on average borrowings, including the preferred shares, of $622.4 million in the period.

Interest income for the three and nine months ended September 30, 2011 and 2010 was not material.

Change in Fair Value of Financial Instruments

The Company hedges its interest rate exposure by entering into derivatives that swap floating rate debt for fixed rate debt to provide long-term stability and predictability to cash flows. As these hedges do not qualify for hedge accounting under US GAAP, the outstanding hedges are marked to market at each period end with any change in the fair value being booked to the income and expenditure account. The Company’s derivative hedging instruments gave a realized loss of $5.0 million in the three months ended September 30, 2011 for settlements of swaps in the period, as current LIBOR rates are lower than the average fixed rates. Further, there was $6.1 million unrealized loss for revaluation of the balance sheet position given current LIBOR and movements in the forward curve for interest rates. This compares to a realized loss of $4.1 million loss in the three months ended September 30, 2010 and an unrealized loss of $9.7 million.

For the nine months ended September 30, 2011 the realized loss from hedges was $14.6 million and the unrealized loss was $4.9 million. This compares to a realized loss in the nine months ended September 30, 2010 of $12.4 million and an unrealized loss of $27.0 million.

At September 30, 2011, interest rate derivatives totaled $580.0 million against floating rate debt of $547.0 million, including the preferred shares. As a consequence, the Company is over hedged which arises from accelerated amortization of the credit facility debt and not incurring additional floating rate debt anticipated to be drawn in connection with the originally intended purchases of the two 4,250 TEU vessels at the end of 2010. $253.0 million of the interest rate derivatives expire mid March 2013. The total mark-to-market unrealized loss recognized as a liability on the balance sheet at September 30, 2011 was $49.4 million.

Unrealized mark-to-market adjustments have no impact on operating performance or cash generation in the period reported.

Taxation

Taxation for the three months ended September 30, 2011 was $0.2 million compared to $0.6 million in the comparative period which included $0.4 million tax relating to Marathon Acquisition Corp. for the period up to August 14, 2008.

Taxation for the nine months ended September 30, 2011 was $0.3 million compared to $0.6 million in the comparative period.

Net Income/Loss

Net loss for the three months ended September 30, 2011 was $0.9 million after $6.1 million non-cash interest rate derivative mark-to-market loss. For the three months ended September 30, 2010 net loss was $3.5 million, after $9.7 million non-cash interest rate derivative mark-to-market loss. Normalized net income, excluding the effect of the non-cash interest rate derivative mark-to-market losses, was $5.2 million for the three months ended September 30, 2011 and $6.2 million for the three months ended September 30, 2010.

Net loss was $1.8 million for the nine months ended September 30, 2011 after the non-cash impairment charge of $13.6 million and $4.9 million non-cash interest rate derivative mark-to-market loss. For the nine months ended September 30, 2010 net loss was $5.2 million including $27.0 million non-cash interest rate derivative mark-to-market loss. Normalized net income was $16.8 million for the nine months ended September 30, 2011 and $21.8 million for the nine months ended September 30, 2010.

Credit Facility

The container shipping industry is currently experiencing a significant cyclical downturn. One consequence is that there has been a recent decline in charter free market values of containerships. Whilst the Company’s stable business model largely insulates it from volatility in the freight and charter markets, a covenant in the credit facility with respect to the Leverage Ratio, which is the ratio of outstanding drawings under the credit facility and the aggregate charter free market value of the secured vessels, causes the Company to be sensitive to significant declines in vessel values. Under the terms of the credit facility, the Leverage Ratio cannot exceed 75%. The next scheduled test of the Leverage Ratio is as at November 30, 2011 when the Company anticipates the Leverage Ratio will be between 75% and 90%. As a result of the Company’s stable business model which generates largely predictable cash flows from its long-term charters, the Leverage Ratio has little impact on operating performance.

The Company is in discussions with its lenders to amend the credit facility in respect to the Leverage Ratio. The Company was in compliance with all of its financial covenants at September 30, 2011 and at the date of issuance of the third quarter financial statements. Management expects that an amendment or waiver will be obtained and accordingly, the interim unaudited consolidated financial statements are prepared on a going concern basis. If the Company does not successfully amend the credit facility by November 30, 2011 or otherwise obtain a deferral or waiver of the requirement to perform the Leverage Ratio test as at that date, and its Leverage Ratio is above 75%, the lenders may declare an event of default and accelerate some or all of the debt or require the Company to provide additional security. Any amount of the long-term debt which is declared to be immediately repayable would be reclassified as a current liability.

In the three months ended September 30, 2011 a total of $10.0 million of debt was prepaid leaving a balance outstanding of $499.0 million.

Dividend

Global Ship Lease is not currently paying a dividend on common shares.

In order to achieve the objective of distributing sustainable dividends to shareholders over the long-term and grow the Company accretively, the Board of Directors reviews the Company’s dividend policy on a quarterly basis, taking into consideration capital structure, growth opportunities, industry fundamentals, asset value trends and future financial performance including cash flow, among others factors.

Fleet

The following table provides information, as at September 30, 2011, about the on-the-water fleet of 17 vessels chartered to CMA CGM.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Remaining Charter Term (years)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	1.25	$28,500
Ville d’Aquarius	4,113	1996	December 2007	1.25	$28,500
CMA CGM Matisse	2,262	1999	December 2007	5.25	$18,465
CMA CGM Utrillo	2,262	1999	December 2007	5.25	$18,465
Delmas Keta	2,207	2003	December 2007	6.25	$18,465
Julie Delmas	2,207	2002	December 2007	6.25	$18,465
Kumasi	2,207	2002	December 2007	6.25	$18,465
Marie Delmas	2,207	2002	December 2007	6.25	$18,465
CMA CGM La Tour	2,272	2001	December 2007	5.25	$18,465
CMA CGM Manet	2,272	2001	December 2007	5.25	$18,465
CMA CGM Alcazar	5,089	2007	January 2008	9.25	$33,750
CMA CGM Château d’If	5,089	2007	January 2008	9.25	$33,750
CMA CGM Thalassa	11,040	2008	December 2008	14.25	$47,200
CMA CGM Jamaica	4,298	2006	December 2008	11.25	$25,350
CMA CGM Sambhar	4,045	2006	December 2008	11.25	$25,350
CMA CGM America	4,045	2006	December 2008	11.25	$25,350
CMA CGM Berlioz	6,621	2001	August 2009	10.00	$34,000

(1)	Twenty-foot Equivalent Units.

Conference Call and Webcast

Global Ship Lease will hold a conference call to discuss the Company’s results for the three months ended September 30, 2011 today, Monday, November 14, 2011 at 10:30 a.m. Eastern Time. There are two ways to access the conference call:

(1) Dial-in: : (866) 966-9439 or (631) 510-7498; Passcode: 24175987

Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.

(2) Live Internet webcast and slide presentation: http://www.globalshiplease.com

If you are unable to participate at this time, a replay of the call will be available through Monday, November 28, 2011 at (866) 247-4222 or (631) 510-7499. Enter the code 24175987 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.

Annual Report on Form 20F

Global Ship Lease, Inc has filed its Annual Report for 2010 with the Securities and Exchange Commission. A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com. Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under long-term, fixed rate charters to top tier container liner companies.

Global Ship Lease owns 17 vessels with a total capacity of 66,349 TEU with an average age, weighted by TEU capacity, at September 30, 2011 of 7.6 years. All of the current vessels are fixed on long-term charters to CMA CGM with an average remaining term of 7.3 years, or 8.6 years on a weighted basis.

Reconciliation of Non-U.S. GAAP Financial Measures

A. EBITDA

EBITDA represents Net income (loss) before interest income and expense including amortization of deferred finance costs, realized and unrealized gain (loss) on derivatives, income taxes, depreciation, amortization and impairment charges. EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company’s ability to generate cash from its operations. We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

EBITDA—UNAUDITED

(thousands of U.S. dollars)

	Three	Three	Nine	Nine
	months	months	months	Months
	ended	ended	ended	ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2011	2010	2011	2010

Net (loss)	(935)	(3,526)	(1,789)	(5,198)

Adjust: Depreciation	10,117	10,100	30,055	29,955

Impairment charge	—	—	13,645	—

Interest income	(13)	(66)	(36)	(161)

Interest expense	4,760	5,963	15,428	17,867
Realized loss on interest rate derivatives	4,953	4,054	14,605	12,384
Unrealized loss on interest rate derivatives	6,090	9,699	4,930	27,032

Income tax	191	579	286	622

EBITDA	25,163	26,803	77,124	82,501

B. Normalized net income

Normalized net income represents Net income (loss) adjusted for the unrealized gain (loss) on derivatives, the accelerated write off of a portion of deferred financing costs and impairment charges. Normalized net income is a non-GAAP quantitative measure which we believe will assist investors and analysts who often adjust reported net income for non-operating items such as change in fair value of derivatives to eliminate the effect of non cash non-operating items that do not affect operating performance or cash generated. Normalized net income is not defined in US GAAP and should not be considered to be an alternate to Net income (loss) or any other financial metric required by such accounting principles.

NORMALIZED NET INCOME—UNAUDITED

(thousands of U.S. dollars)

	Three	Three	Nine	Nine
	months	months	months	months
	ended	ended	ended	ended
	Sept 30,	Sept 30,	Sept 30,	Sept 30,
	2011	2010	2011	2010

Net loss	(935)	(3,526)	(1,789)	(5,198)

Adjust: Change in value of derivatives	6,090	9,699	4,930	27,032
Impairment charge	—	—	13,645	—

Normalized net income	5,155	6,173	16,786	21,834

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease’s current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,”

“estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;

•	the financial condition of CMA CGM, our sole charterer and only source of operating revenue, and its ability to pay charterhire in accordance with the charters;

•

Global Ship Lease’s financial condition and liquidity, including its ability to obtain additional waivers which might be necessary under the existing credit facility or obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facility;

•

Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	future acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

•	assumptions regarding interest rates and inflation;

•	changes in the rate of growth of global and various regional economies;

•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;

•	estimated future capital expenditures needed to preserve its capital base;

•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;

•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters;

•	the continued performance of existing long-term, fixed-rate time charters;

•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;

•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

•	expectations about the availability of insurance on commercially reasonable terms;

•	unanticipated changes in laws and regulations including taxation;

•	potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease’s filings with the SEC. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

	Three months ended September 30,				Nine months ended September 30,
	2011		2010		2011		2010

Operating Revenues
Time charter revenue		$38,676		$40,040		$116,554		$118,802

Operating Expenses
Vessel operating expenses		11,750		10,936		34,047		30,684
Depreciation		10,117		10,100		30,055		29,955
General and administrative		1,801		1,924		5,619		5,843
Impairment charge		—		—		13,645		—
Other operating (income) loss		(38)		377		(236)		(226)

Total operating expenses		23,630		23,337		83,130		66,256

Operating Income		15,046		16,703		33,424		52,546

Non Operating Income (Expense)
Interest income		13		66		36		161
Interest expense		(4,760)		(5,963)		(15,428)		(17,867)
Realized loss on interest rate derivatives		(4,953)		(4,054)		(14,605)		(12,384)
Unrealized loss on interest rate derivatives		(6,090)		(9,699)		(4,930)		(27,032)

(Loss) before Income Taxes		(744)		(2,947)		(1,503)		(4,576)

Income taxes		(191)		(579)		(286)		(622)

Net (Loss)		$(935)		$(3,526)		$(1,789)		$(5,198)

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic		47,211,396		46,852,478		47,195,676		46,837,885
Diluted		47,211,396		46,852,478		47,195,676		46,837,885

Net income (loss) in $ per Class A common share
Basic		$(0.02)		$(0.08)		$(0.04)		$(0.11)
Diluted		$(0.02)		$(0.08)		$(0.04)		$(0.11)

Weighted average number of Class B common shares outstanding
Basic and diluted		7,405,956		7,405,956		7,405,956		7,405,956

Net income in $ per Class B common share
Basic and diluted	$	nil	$	nil	$	nil	$	nil

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	September 30, 2011	December 31, 2010

Assets

Cash and cash equivalents	$38,554	$28,360
Restricted cash	3,027	3,027
Accounts receivable	6,823	7,341
Prepaid expenses	677	712
Other receivables	537	264
Deferred tax	95	265
Deferred financing costs	979	1,009

Total current assets	50,692	40,978

Vessels in operation	900,167	922,498
Other fixed assets	58	10
Intangible assets – vessel purchase options	—	13,645
Intangible assets – other	97	26
Deferred financing costs	3,107	3,865

Total non-current assets	903,429	940,044

Total Assets	$954,121	$981,022

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	$40,000	$44,500
Intangible liability – charter agreements	2,119	2,119
Accounts payable	7,217	1,391
Accrued expenses	4,656	5,575
Derivative instruments	17,644	17,798

Total current liabilities	71,636	71,383

Long term debt	458,953	488,269
Preferred shares	48,000	48,000
Intangible liability – charter agreements	20,580	22,169
Derivative instruments	31,721	26,637

Total long-term liabilities	559,254	585,075

Total Liabilities	$630,890	$656,458

Commitments and contingencies	—	—

Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,395,228 shares issued and outstanding (2010 – 47,130,467)	$474	$471
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2010 – 7,405,956)	74	74

Additional paid in capital	351,748	351,295
Accumulated deficit	(29,065)	(27,276)

Total Stockholders’ Equity	323,231	324,564

Total Liabilities and Stockholders’ Equity	$954,121	$981,022

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

Cash Flows from Operating Activities
Net (loss)	$(935)	$(3,526)	$(1,789)	$(5,198)

Adjustments to Reconcile Net (Loss) to Net Cash Provided by Operating Activities
Depreciation	10,117	10,100	30,055	29,955
Impairment charge	—	—	13,645	—
Amortization of deferred financing costs	257	226	788	677
Change in fair value of certain derivative instruments	6,090	9,699	4,930	27,032
Amortization of intangible liability	(530)	(529)	(1,589)	(1,588)
Settlements of hedges which do not qualify for hedge accounting	4,953	4,054	14,605	12,384
Share based compensation	145	223	456	849
Decrease (increase) in accounts receivable and other assets	754	(422)	413	38
Increase (decrease) in accounts payable and other liabilities	4,140	(1,358)	2,301	(488)
Unrealized foreign exchange (gain)	(18)	(3)	(7)	(5)

Net Cash Provided by Operating Activities	24,973	18,464	63,808	63,656

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	(4,953)	(4,054)	(14,605)	(12,384)
Cash paid for other fixed assets	(57)	(12)	(57)	(12)
Cash paid to acquire intangible assets	(5)	—	(97)	—
Cash paid for purchases of vessels, vessel prepayments and vessel deposits	—	(157)	—	(1,285)
Costs relating to drydockings	(3,715)	—	(5,039)	(164)
Variation in restricted cash	—	(16,235)	—	(16,235)

Net Cash Used in Investing Activities	(8,730)	(20,458)	(19,798)	(30,080)

Cash Flows from Financing Activities
Repayment of debt	(10,000)	—	(33,816)	(35,051)

Net Cash Used in Financing Activities	(10,000)	—	(33,816)	(35,051)

Net Increase (Decrease) in Cash and Cash Equivalents	6,243	(1,994)	10,194	(1,475)
Cash and Cash Equivalents at start of Period	32,311	31,329	28,360	30,810

Cash and Cash Equivalents at end of Period	$38,554	$29,335	$38,554	$29,335

Supplemental information

Non cash investing and financing activities

Total interest paid	$2,978	$6,237	$14,844	$16,806

Income tax paid	$44	$21	$131	$7

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2011

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

		September 30, 2011	December 31, 2010
	Note
Assets

Cash and cash equivalents		$38,554	$28,360
Restricted cash	9	3,027	3,027
Accounts receivable		6,823	7,341
Prepaid expenses		677	712
Other receivables		537	264
Deferred tax		95	265
Deferred financing costs		979	1,009

Total current assets		50,692	40,978

Vessels in operation	4	900,167	922,498
Other fixed assets		58	10
Intangible assets – vessel purchase options	5	—	13,645
Intangible assets – other	5	97	26
Deferred financing costs		3,107	3,865

Total non-current assets		903,429	940,044

Total Assets		$954,121	$981,022

Liabilities and Stockholders’ Equity

Liabilities

Current portion of long term debt	6	$40,000	$44,500
Intangible liability – charter agreements		2,119	2,119
Accounts payable		7,217	1,391
Accrued expenses		4,656	5,575
Derivative instruments	10	17,644	17,798

Total current liabilities		71,636	71,383

Long term debt	6	458,953	488,269
Preferred shares	9	48,000	48,000
Intangible liability – charter agreements		20,580	22,169
Derivative instruments	10	31,721	26,637

Total long-term liabilities		559,254	585,075

Total Liabilities		$630,890	$656,458

Commitments and contingencies	8	—	—

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets (continued)

(Expressed in thousands of U.S. dollars except share data)

		September 30, 2011	December 31, 2010
	Note
Stockholders’ Equity

Class A Common stock – authorized 214,000,000 shares with a $0.01 par value; 47,395,228 shares issued and outstanding (2010 – 47,130,467)	9	$474	$471
Class B Common stock – authorized 20,000,000 shares with a $0.01 par value; 7,405,956 shares issued and outstanding (2010 – 7,405,956)	9	74	74

Additional paid in capital		351,748	351,295
Accumulated deficit		(29,065)	(27,276)

Total Stockholders’ Equity		323,231	324,564

Total Liabilities and Stockholders’ Equity		$954,121	$981,022

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended September 30,				Nine months ended September 30,
		2011		2010		2011		2010
	Note

Operating Revenues
Time charter revenue			$38,676		$40,040		$116,554		$118,802

Operating Expenses
Vessel operating expenses			11,750		10,936		34,047		30,684
Depreciation	4		10,117		10,100		30,055		29,955
General and administrative			1,801		1,924		5,619		5,843
Impairment charge	5		—		—		13,645		—
Other operating (income) loss			(38)		377		(236)		(226)

Total operating expenses			23,630		23,337		83,130		66,256

Operating Income			15,046		16,703		33,424		52,546

Non Operating Income (Expense)
Interest income			13		66		36		161
Interest expense			(4,760)		(5,963)		(15,428)		(17,867)
Realized loss on interest rate derivatives			(4,953)		(4,054)		(14,605)		(12,384)
Unrealized loss on interest rate derivatives	10		(6,090)		(9,699)		(4,930)		(27,032)

(Loss) before Income Taxes			(744)		(2,947)		(1,503)		(4,576)

Income taxes			(191)		(579)		(286)		(622)

Net (Loss)			$(935)		$(3,526)		$(1,789)		$(5,198)

Earnings per Share

Weighted average number of Class A common shares outstanding
Basic	12		47,211,396		46,852,478		47,195,676		46,837,885
Diluted	12		47,211,396		46,852,478		47,195,676		46,837,885

Net income (loss) in $ per Class A common share
Basic	12		$(0.02)		$(0.08)		$(0.04)		$(0.11)
Diluted	12		$(0.02)		$(0.08)		$(0.04)		$(0.11)

Weighted average number of Class B common shares outstanding
Basic and diluted	12		7,405,956		7,405,956		7,405,956		7,405,956

Net income in $ per Class B common share
Basic and diluted	12	$	nil	$	nil	$	nil	$	nil

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

		Three months ended September 30,		Nine months ended September 30,
		2011	2010	2011	2010
	Note

Cash Flows from Operating Activities
Net (loss)		$(935)	$(3,526)	$(1,789)	$(5,198)

Adjustments to Reconcile Net (Loss) to Net Cash Provided by Operating Activities
Depreciation	4	10,117	10,100	30,055	29,955
Impairment charge	5	—	—	13,645	—
Amortization of deferred financing costs		257	226	788	677
Change in fair value of certain derivative instruments	10	6,090	9,699	4,930	27,032
Amortization of intangible liability		(530)	(529)	(1,589)	(1,588)
Settlements of hedges which do not qualify for hedge accounting	10	4,953	4,054	14,605	12,384
Share based compensation	11	145	223	456	849
Decrease (increase) in accounts receivable and other assets		754	(422)	413	38
Increase (decrease) in accounts payable and other liabilities		4,140	(1,358)	2,301	(488)
Unrealized foreign exchange (gain)		(18)	(3)	(7)	(5)

Net Cash Provided by Operating Activities		24,973	18,464	63,808	63,656

Cash Flows from Investing Activities
Settlements of hedges which do not qualify for hedge accounting	10	(4,953)	(4,054)	(14,605)	(12,384)
Cash paid for other fixed assets		(57)	(12)	(57)	(12)
Cash paid to acquire intangible assets		(5)	—	(97)	—
Cash paid for purchases of vessels, vessel prepayments and vessel deposits		—	(157)	—	(1,285)
Costs relating to drydockings		(3,715)	—	(5,039)	(164)
Variation in restricted cash		—	(16,235)	—	(16,235)

Net Cash Used in Investing Activities		(8,730)	(20,458)	(19,798)	(30,080)

Cash Flows from Financing Activities
Repayment of debt		(10,000)	—	(33,816)	(35,051)

Net Cash Used in Financing Activities		(10,000)	—	(33,816)	(35,051)

Net Increase (Decrease) in Cash and Cash Equivalents		6,243	(1,994)	10,194	(1,475)
Cash and Cash Equivalents at start of Period		32,311	31,329	28,360	30,810

Cash and Cash Equivalents at end of Period		$38,554	$29,335	$38,554	$29,335

Supplemental information

Non cash investing and financing activities

Total interest paid		$2,978	$6,237	$14,844	$16,806

Income tax paid		$44	$21	$131	$7

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Stockholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

	Number of Common Stock at $0.01 Par value	Common Stock	Additional Paid in Capital	Accumulated Deficit	Stockholders’ Equity

Balance at December 31, 2009	54,086,150	$541	$350,319	$(23,305)	$327,555

Restricted Stock Units (note 11)	—	—	980	—	980
Class A Shares issued (note 9)	450,273	4	(4)	—	—
Net loss for the period	—	—	—	(3,971)	(3,971)

Balance at December 31, 2010	54,536,423	$545	$351,295	$(27,276)	$324,564

Restricted Stock Units (note 11)	—	—	456	—	456
Class A Shares issued (note 9)	264,761	3	(3)	—	—
Net (loss) for the period	—	—	—	(1,789)	(1,789)

Balance at September 30, 2011	54,801,184	$548	$351,748	$(29,065)	$323,231

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

1.	General

On August 14, 2008, Global Ship Lease, Inc. (the “Company” or “GSL”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Following the merger, the Company became listed on the New York Stock Exchange on August 15, 2008.

2.	Nature of Operations and Basis of Preparation

(a)	Nature of Operations

The Company owns and charters out containerships under long term time charters. All vessels are time chartered to CMA CGM S.A. (“CMA CGM”) for remaining terms as at September 30, 2011 ranging from 1.25 to 14.25 years (see note 7). The following table provides information about the 17 vessels chartered to CMA CGM and which are reflected in these interim unaudited consolidated financial statements.

Vessel Name	Capacity in TEUs (1)	Year Built	Purchase Date by GSL	Charter Remaining Duration (years) (2)	Daily Charter Rate
Ville d’Orion	4,113	1997	December 2007	1.25	$28.500
Ville d’Aquarius	4,113	1996	December 2007	1.25	$28.500
CMA CGM Matisse	2,262	1999	December 2007	5.25	$18.465
CMA CGM Utrillo	2,262	1999	December 2007	5.25	$18.465
Delmas Keta	2,207	2003	December 2007	6.25	$18.465
Julie Delmas	2,207	2002	December 2007	6.25	$18.465
Kumasi	2,207	2002	December 2007	6.25	$18.465
Marie Delmas	2,207	2002	December 2007	6.25	$18.465
CMA CGM La Tour	2,272	2001	December 2007	5.25	$18.465
CMA CGM Manet	2,272	2001	December 2007	5.25	$18.465
CMA CGM Alcazar	5,089	2007	January 2008	9.25	$33.750
CMA CGM Château d’lf	5,089	2007	January 2008	9.25	$33.750
CMA CGM Thalassa	11,040	2008	December 2008	14.25	$47.200
CMA CGM Jamaica	4,298	2006	December 2008	11.25	$25.350
CMA CGM Sambhar	4,045	2006	December 2008	11.25	$25.350
CMA CGM America	4,045	2006	December 2008	11.25	$25.350
CMA CGM Berlioz	6,621	2001	August 2009	10.00	$34.000

(1)	Twenty-foot Equivalent Units.
(2)	As at September 30, 2011

(b)	Basis of Preparation

(i)	Counterparty risk

All of the Company’s vessels are chartered to CMA CGM and payments to the Company under the charters are currently its sole source of operating revenue. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under the charters. The container shipping industry is volatile and is currently experiencing a cyclical downturn and many container shipping companies are reporting losses.

CMA CGM announced in September 2009 that it and its lenders were exploring a potential financial restructuring to address its short and medium term financing requirements and that it was seeking to reduce and in some cases cancel certain vessel deliveries. In August 2011 CMA CGM represented to the Company that it had substantially completed its financial restructuring. Consequently these financial statements have been prepared on a going concern basis.

Nevertheless, if CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was were able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars)

2.	Nature of Operations and Basis of Preparation (continued)

(b)	Basis of Preparation (continued)

(i)	Counterparty risk (continued)

The Company has experienced continued delays in receiving charterhire from CMA CGM, where between one and three instalments have been outstanding during 2011. Under the charter contracts charterhire is due to be paid every 15 days in advance on the 1st and 16th of each month.

As at September 30, 2011, one period of charterhire, due on September 16, 2011, was outstanding amounting to $6,429. This was received in October 2011. As at close of business on November 11, 2011, the latest practicable date prior to the issuance of these interim unaudited consolidated financial statements, no charter hire was outstanding.

(ii)	Credit Facility

A further consequence of the current cyclical downturn is that there have been declines in charter free market values of containerships. Under the terms of the Company’s credit facility, the Leverage Ratio, being the ratio of outstanding drawings under the credit facility and the aggregate charter free market value of the secured vessels, cannot exceed 75%. The next scheduled test of the Leverage Ratio is as at November 30, 2011.

The Company is in discussion with its lenders to amend the credit facility in respect to the Leverage Ratio. If the Company does not successfully amend the credit facility by November 30, 2011 or otherwise obtain a deferral or waiver of the requirement to perform the Leverage Ratio test as at that date, and its Leverage Ratio is above 75%, the lenders may declare an event of default and accelerate some or all of the debt or require the Company to provide additional security which would raise substantial doubt about the Company’s ability to continue as a going concern. Management expects that an amendment or waiver will be obtained. The Company was compliant with all of its financial covenants at September 30, 2011 and at the date of issuance of these financial statements.

As a result of management’s plan to address the situation, the relevant debt is classified as non-current in the consolidated balance sheet and the consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities, or any other adjustments that might result should the Company be unable to continue as a going concern.

3.	Accounting Policies and Disclosure

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements as of December 31, 2010 filed with the Securities and Exchange Commission on May 19, 2011 in the Company’s Annual Report on Form 20-F.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

3.	Accounting Policies and Disclosure (continued)

Impairment Testing

The decline in charter free vessel values referred to in note 2(b)(ii) is seen as an indicator of potential impairment of the carrying value of the Company’s vessels. Accordingly, an impairment test, based on expected undiscounted cashflows by vessel, was performed as at September 30, 2011. A test of impairment was also undertaken as at December 31, 2010.

The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those expected with a material effect on the recoverability of each vessel’s carrying amount. The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on a reversion to the historical mean for each category of vessel, adjusted to reflect current and expected market conditions (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry docking frequency, duration and cost and (v) estimated useful life which is assessed as a total of 30 years. In the case of an indication of impairment, the results of a recoverability test would also be sensitive to the discount rate applied.

Based on the assumptions made, the expected undiscounted future cash flows exceed the vessels’ carrying amounts as of September 30, 2011 and December 31, 2010 and accordingly no impairment has been recognised.

Recently issued accounting standards

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting pronouncement that amended fair value measurement and disclosure requirements (Topic 820). This amendment does not affect valuation practices used by the Company. The amendment is effective for interim and annual periods beginning after December 15, 2011. The adoption of this pronouncement is not expected to have an effect on the interim unaudited consolidated financial statements of the Company other than minor disclosure amendments.

In June 2011, FASB issued an amendment on the presentation and disclosure of comprehensive income (Topic 220). An entity will have the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. The pronouncement eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendment is effective for annual periods, and interim periods beginning after December 15, 2011. The adoption of this pronouncement is not expected to have an effect on the interim unaudited consolidated financial statements of the Company.

Management do not believe that any other recently issued, but not yet effective accounting pronouncements, if currently adopted, would have a material impact on the interim unaudited consolidated financial statements of the Company.

4.	Vessels in Operation, less Accumulated Depreciation

	September 30, 2011	December 31, 2010

Cost	$1,012,402	$1,008,330
Accumulated depreciation	(112,611)	(85,832)
Drydock expenditure – in progress	376	—

Net Book Value	$900,167	$922,498

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

5.	Intangible Assets

	September 30, 2011	December 31, 2010

Vessel purchase options	13,645	13,645
Impairment of vessel purchase options	(13,645)	—
Software development	97	26

Closing balance	$97	$13,671

Vessel Purchase Options

On November 8, 2010, the Company signed agreements with the sellers of two 4,250 TEU newbuildings to (i) terminate the Company’s obligations under contracts entered into in September 2008 to purchase the vessels on their delivery to the sellers by the builder, which was anticipated to be at the end of 2010 and (ii) grant the Company options to purchase the vessels one year later. Intangible assets relating to these purchase options were recognised at the fair value of the purchase options on the date of the agreement.

The purchase options were to be declared by September 16, 2011 for one vessel and October 4, 2011 for the other. The purchase of these vessels was always predicated on achieving a strong return for shareholders by acquiring the vessels, which had time charters attached, at an attractive price and securing financing on favorable terms. As the Company was unable to obtain committed finance on acceptable terms, the intangible assets relating to these purchase options were written off in the second quarter 2011.

6.	Long-Term Debt

In December 2007 the Company entered into an $800,000 senior secured credit facility with ABN AMRO Bank N.V. (formerly Fortis Bank Nederland N.V.), Citigroup Global Markets Limited (formerly Citibank), HSH Nordbank AG, Sumitomo Mitsui Banking Corporation, KFW Ipex Bank GmbH and DnB NOR Bank ASA. Subsequently, Bank of Scotland plc joined the syndicate.

Amounts borrowed under the credit facility bear interest at U.S. dollar Libor plus a margin of 2.50%, 3.00% or 3.50% depending on the Leverage Ratio (being the ratio of the balance outstanding on the credit facility to the aggregate charter free market value of the secured vessels), determined at the end of April, May, August and November each year with updated valuations to be obtained for the tests at the end of April and November.

The Leverage Ratio is not permitted to exceed 75%.

Until April 2011, borrowings under the credit facility were repaid quarterly in an amount equal to free cash in excess of $20,000 determined as at the previous month end subject to a minimum of $40,000 repayment a year on a rolling 12 month trailing basis. On this basis, repayments of the credit facility were made in the year ended December 31, 2010 amounting to $51,330. A further repayment of $13,816 was made on March 31, 2011.

At April 30, 2011 the Leverage Ratio was less than 75% and greater than 65%. Accordingly from that date (i) interest margin paid on borrowings is 3.00% (ii) prepayments of borrowings are fixed at $10,000 per quarter and (iii) the Company is able to make dividend payments to common shareholders. On this basis, further repayments of $10,000 were made on both June 30, 2011 and September 30, 2011.

As referred to in note 2(b)(ii) due to recent falls in charter free market values of containerships, the Company is in discussion with its lenders to amend the credit facility in respect to the Leverage Ratio test. If the Company does not successfully amend the credit facility by November 30, 2011 or otherwise obtain a deferral or waiver of the requirement to perform the Leverage Ratio test as at that date, and its Leverage Ratio is above 75%, the lenders may declare an event of default and accelerate some or all of the debt or require the Company to provide additional security. Management expects that an amendment or waiver will be obtained.

The final maturity date of the credit facility is August 14, 2016 at which point any remaining outstanding balance must be repaid.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

6.	Long-Term Debt (continued)

The credit facility is secured by, inter alia, first priority mortgages on each of the Company’s 17 vessels, a pledge of shares of the vessel owning subsidiaries as well as assignments of earnings and insurances. The financial covenants in the credit facility are: a) a minimum cash balance of the lower of $15,000 or six months net interest expense; b) net debt to total capitalization ratio not to exceed 75%; c) EBITDA to debt service, on a trailing four-quarter basis, to be no less than 1.10 to 1; and d) a minimum net worth of $200,000 (with all terms as defined in the credit facility).

Long-term debt is summarized as follows:

	September 30, 2011	December 31, 2010

Credit facility, at Libor USD + 3.00% to 3.50%	$498,953	$532,769
Less current instalments of long-term debt	(40,000)	(44,500)

	$458,953	$488,269

Based on loan to value being less than 75%, the estimated repayments in each of the relevant periods are as follows:

Year ending September 30,

2012	$40,000
2013	40,000
2014	40,000
2015	40,000
2016	338,953

$498,953

7.	Related Party Transactions

CMA CGM is presented as a related party as it was, until the merger referred to in Note 1, the parent company of Global Ship Lease, Inc. and at September 30, 2011 is a significant shareholder of the Company, owning Class A and Class B common shares representing a 45% voting interest in the Company.

Amounts due to and from CMA CGM companies are summarized as follows:

	September 30, 2011	December 31, 2010

Current account (below)	$7,409	$1,946

Amounts due to CMA CGM companies presented within liabilities	$7,409	$1,946

Current account (below)	$6,823	$7,341

Amounts due from CMA CGM companies presented within assets	$6,823	$7,341

CMA CGM charters all of the Company’s vessels and one of its subsidiaries provides the Company with ship management services. The current account balances at September 30, 2011 and December 31, 2010 relate to amounts payable to or recoverable from CMA CGM group companies.

CMA CGM holds all of the Series A preferred shares of the Company. During the three months to September 30, 2011, the Company incurred costs in respect of dividends on these preferred shares of $279 (2010: $295). Costs during the nine months to September 30, 2011 were $833 (2010: $852). At September 30, 2011, the dividend payment for the three months ended September 30, 2011 was outstanding. This amount is included within Amounts due to CMA CGM companies.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars)

7.	Related Party Transactions (continued)

Time Charter Agreements

All of the Company’s vessels are time chartered to CMA CGM. Under each of the time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. The charters are for remaining periods as at September 30, 2011 of between 1.25 and 14.25 years. All the $1,242,609 future charter hire receivable for the fleet set out in note 8 relates to the 17 ships currently chartered to CMA CGM.

Ship Management Agreements

The Company outsources day to day technical management of its 17 vessels to a ship manager, CMA Ships Ltd, a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships Ltd an annual management fee of $114 per vessel and reimburses costs incurred on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap, depending on the vessel, of between $5.4 and $8.8 per day per vessel. The impact of the cap is determined quarterly and for the fleet as a whole. Ship management fees expensed for the three months and nine months ended September 30, 2011 amounted to $485 (2010: $485) and $1,454 (2010: $1,454) respectively.

Except for transactions with CMA CGM companies, the Company did not enter into any other related party transactions.

8.	Commitments and Contingencies

Vessel Purchase Options

On November 8, 2010 the Company acquired purchase options giving it the right, but not the obligation, to purchase two vessels from German interests, on the first anniversary of their delivery by the builders to the sellers, for a payment of $61,250 per vessel. The purchase options were to be exercised no later than September 16, 2011 for one vessel and October 4, 2011 for the other, being 270 days after the respective delivery dates of the vessels to the seller by the builder. These options were not exercised and the Company has no further liability in respect of these vessels (see note 5).

Charter Hire Receivable

The Company has entered into long term time charters for its vessels at September 30, 2011. The charter hire is fixed for the duration of the charter. The charters for the vessels were originally for periods of between five and 17 years and the maximum future annual charter hire receivable for the fleet of 17 vessels as at September 30, 2011 is as follows:

Year ending September 30,	Fleet as at September 30, 2011

2012	$157,186
2013	140,512
2014	135,952
2015	135,952
2016	136,324
Thereafter	536,683

$1,242,609

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9.	Share Capital

At September 30, 2011 the Company had two classes of common shares. The rights of holders of Class B common shares are identical to those of holders of Class A common shares, except that the dividend rights of holders of Class B common shares are subordinated to those of holders of Class A common shares until certain financial conditions, mainly relating to the historic record of dividend payments, have been met when the Class B common shares would convert to Class A common shares on a one-for-one basis. The financial conditions have not yet been met and accordingly the conversion has not taken place.

Restricted stock units are granted periodically to the Directors and management, under the Company’s 2008 Equity Incentive Plan, as part of their compensation arrangements (see note 11).

The Series A preferred shares rank senior to the common shares and are mandatorily redeemable in 12 quarterly instalments commencing August 31, 2016. They are classified as a long-term liability. The dividend that preferred shares holders are entitled to is presented as part of interest expense.

On August 24, 2010, 39,531,348 Public Warrants, which gave the holder the right to purchase one Class A common share at a price of $6, and 5,500,000 Sponsor Warrants, which had similar terms except that the exercise had to be on a cashless basis, expired. There are 6,188,088 Class A Warrants outstanding which expire on September 1, 2013 and give the holders the right to purchase one Class A common share at a price of $9.25.

As at September 30, 2011, total proceeds received in 2008 from the exercise of Public Warrants prior to their expiry were $3,027 (December 31, 2010: $3,027). Such funds are to be used to redeem the Series A preferred shares, with a minimum redemption amount of $5,000. As this threshold has not been reached, none of the preferred shares have been redeemed and the funds are classified as restricted cash in the balance sheet.

10.	Interest Rate Derivatives and Fair Value Measurements

The Company is exposed to the impact of interest rate changes on its variable rate debt. Accordingly, the Company has entered into interest rate swap agreements to manage the exposure to interest rate variability. As of September 30, 2011 a total of $580,000 of debt was swapped into fixed rate debt at a weighted average rate of 3.59%. None of the Company’s interest rate agreements qualify for hedge accounting and therefore the net changes in the fair value of the interest rate derivative assets and liabilities at each reporting period are reflected in the current period operations as unrealized gains and losses on derivatives. Cash flows related to interest rate derivatives (initial payments for the derivatives and periodic cash settlements) are included within cash flows from investing activities in the consolidated statement of cash flows.

Realized gains or losses from interest rate derivatives are recognized in the statement of income. In addition, the interest rate derivatives are “marked to market” at each reporting period end and are recorded at fair values. This generates unrealized gains or losses. The unrealized loss on interest rate derivatives for the three months ended September 30, 2011 was $6,090 (2010: $9,699). The unrealized loss on interest rate derivatives for the nine months ended September 30, 2011 was $4,930 (2010: $27,032).

Derivative instruments held by the Company are categorized as level 2 in the fair value hierarchy. As at September 30, 2011, these derivatives represented a liability of $49,365 (December 31, 2010: $44,435).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

11.	Share-Based Compensation

Share based awards are summarized as follows:

	Restricted Stock Units
	Number of Units
	Management	Directors	Weighted Average Fair Value on Grant date	Actual Fair Value on Vesting date

Un-Vested as at January 1, 2010	560,000	150,273	$4.21	n/a
Vested in January 2010	—	(150,273)	1.83	1.46
Granted on March 1, 2010	—	58,511	1.88	n/a
Vested in September 2010	(210,000)	—	4.93	2.67
Vested in October 2010	(90,000)	—	4.93	2.65

Un-Vested as at December 31, 2010	260,000	58,511	$4.23	n/a
Vested in January 2011	—	(58,511)	1.88	5.04
Granted on March 17, 2011	15,000	17,886	6.15	n/a
Vested in September 2011	(206,250)	—	4.84	2.35
Granted on September 2, 2011	150,000	—	3.07	n/a

Un-Vested as at September 30, 2011	218,750	17,886	$3.82	n/a

Using the graded vesting method of expensing the restricted stock unit grants, the calculated weighted average fair value of the stock units is recognized as compensation cost in the consolidated statement of income over the vesting period. During the three months and nine months ended September 30, 2011, the Company recognized a total of $145 (2010: $223) and $456 (2010: $849) share based compensation cost respectively. As at September 30, 2011, there was a total of $435 unrecognized compensation cost relating to the above share based awards (December 31, 2010: $255). The remaining cost is expected to be recognized over a period of 25 months.

The restricted stock units granted to three members of management on August 14, 2008 were to vest over a period of three years; one third on the first anniversary of the merger, one third on the second anniversary and one third on the third anniversary. The vesting dates were amended and a total of 260,000 vested in September and October 2009, a further 260,000 vested in September and October 2010 and for the final tranche 195,000 units vested during September 2011 and the balance of 65,000 units vested during October 2011.

The restricted stock units granted to one member of management on November 12, 2008 were to vest over a period of two years; half on the first anniversary of the merger and half on the second anniversary. The vesting date of the both tranches was amended and a total of 40,000 vested in September and October 2009 and the remaining 40,000 vested in September and October 2010.

The restricted stock units granted to Directors on May 18, 2009 and March 1, 2010 vested in January 2010 and January 2011 respectively. The restricted stock units granted to Directors on March 17, 2011 will vest in January 2012.

Restricted stock units totalling 15,000 were granted to one member of management on March 17, 2011 to vest in September and October 2011. 11,250 units vested during September 2011 and the balance of 3,750 units vested during October 2011. The restricted stock units granted to four members of management on September 2, 2011 are to vest over two years; half during September and October 2012 and the remaining half during September and October 2013.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

12.	Earnings per Share

Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings applicable to common stockholders by the weighted average number of common shares outstanding for the period.

Under the two class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. For the three months and nine months ended September 30, 2011, no dividend was declared (2010: nil dividends). The Class B common shareholders’ dividend rights are subordinated to those of holders of Class A common shares. Net income for the relevant period is allocated based on the contractual rights of each class of security and as there was insufficient net income to allow any dividend on the Class B common shares no earnings were allocated to Class B common shares.

Losses are only allocated to participating securities in a period of net loss if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such losses. No such obligation exists for Class B common shareholders and, accordingly, losses would only be allocated to the Class A common shareholders.

On August 24, 2010 39,531,348 Public Warrants exercisable at $6.00 to purchase Class A common shares and 5,500,000 Sponsor Warrants, exercisable on a cashless basis at $6.00, expired. At September 30, 2011, there were 6,188,088 Class A Warrants to purchase Class A common shares at an exercise price of $9.25 outstanding which are due to expire on September 1, 2013. In addition, there were 236,636 restricted stock units granted and unvested as part of management’s equity incentive plan and as part of the Directors’ compensation for 2011. As of September 30, 2011 only Class A and B common shares are participating securities.

For the three and nine months ended September 30, 2011 and September 30, 2010, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding. The diluted weighted average number of shares excludes the outstanding restricted stock units and the outstanding warrants as these would have had an antidilutive effect.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

12.	Earnings per Share (continued)

(In thousands, except share data)	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010

Class A common shares
Weighted average number of common shares outstanding (B)	47,211,396	46,852,478	47,195,676	46,837,885
Dilutive effect of share-based awards	—	—	—	—

Common shares and common share equivalents (F)	47,211,396	46,852,478	47,195,676	46,837,885

Class B common shares
Weighted average number of common shares outstanding (D)	7,405,956	7,405,956	7,405,956	7,405,956
Dilutive effect of share-based awards	—	—	—	—

Common shares (H)	7,405,956	7,405,956	7,405,956	7,405,956

Basic Earnings per Share
Net loss available to shareholders	(935)	(3,526)	(1,789)	(5,198)

Available to:
– Class A shareholders for period	(935)	(3,526)	(1,789)	(5,198)
– Class A shareholders for arrears	—	—	—	—
– Class B shareholders for period	—	—	—	—
– allocate pro-rata between Class A and B	—	—	—	—

Net loss available for Class A (A)	(935)	(3,526)	(1,789)	(5,198)
Net income available for Class B (C)	—	—	—	—

Basic Earnings per share:
Class A (A/B)	$(0.02)	$(0.08)	$(0.04)	$(0.11)
Class B (C/D)	—	—	—	—

Diluted Earnings per Share
Net loss available to shareholders	(935)	(3,526)	(1,789)	(5,198)

Available to:
– Class A shareholders for period	(935)	(3,526)	(1,789)	(5,198)
– Class A shareholders for arrears	—	—	—	—
– Class B shareholders for period	—	—	—	—
– allocate pro rata between Class A and B	—	—	—	—

Net loss available for Class A (E)	(935)	(3,526)	(1,789)	(5,198)
Net income available for Class B (G)	—	—	—	—

Diluted Earnings per share:
Class A (E/F)	$(0.02)	$(0.08)	$(0.04)	$(0.11)
Class B (G/H)	—	—	—	—

13.	Subsequent Events

There are no subsequent events other than those disclosed elsewhere in these financial statements.